UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

JA Energy
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

46607P 104

(CUSIP Number)

Mark DeStefano

8250 W. Charleston Blvd., Suite 120

Las Vegas, NV 89117

(702) 203-8477

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46607P 104	13D/A-2	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK DeSTEFANO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,243 Class A Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 115,243 Class A Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,243 Class A Common
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0012% of Class A Common Stock(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 46607P 104	13D/A-2	Page 3 of 5 Pages

(1) Percentage of total voting power represents voting power with respect to all shares of the Issuer’s Common Stock (30,217,046 issued and outstanding) and Class B Voting stock (6,000,000 shares issued and outstanding), as a single class. The holder of our Class B Voting Stock is entitled to ten votes per share, and holders of our Class A Common Stock are entitled to one vote per share. The 6,000,000 Class B shares have voting rights equal to 60,000,000 common shares. Percentage of Total Voting Power is calculated based on an aggregate of 90,217,046 (30,217,046 Class A Common + 60,000,000 Class B Voting Common) shares issued and outstanding. Shares issued and outstanding as described in Item 5 of this Schedule 13D/A-2, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on October 4, 2016.

Preamble

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A common stock, Class B common stock, par value $0.001 per share, of JA Energy (the “Issuer”), and Voting Preferred Shares (cancelled) and amends the Schedule 13D/A-1 originally filed by Mark DeStefano (the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on May 13, 2015 (as so amended, the “Schedule 13D/A-1”).

Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

CUSIP No. 46607P 104	13D/A-2	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to provide as follows:

During the past 60-days, the Reporting Person effected the following sale transactions in registered Common Stock.

	Unregistered	Sale	Amount
Date	Voting Preferred	Price	Received
Sold	Shares Sold	Per Share	From Sale

10/24/2016	1,000,000	$0.112	$112,000

The 1,000,000 Voting Preferred Shares that were held by the Reporting Person, were issued to the Reporting Person, by the Issuer, as collateral for $112,000 advanced to the Issuer. These 1,000,000 Voting Preferred shares had voting rights equal to 50,000,000 common shares. The Issuer recently obtained funding to pay-off its loan with the Reporting Person, and the Voting Preferred Shares were exchanged for $112,000 by the Issuer to the Reporting Person. The Reporting Person returned the 1,000,000 shares to the Issuer, and the Issuer has subsequently cancelled these Preferred Voting Shares. Upon cancellation, the Issuer no longer has any Preferred Shares issued or outstanding.

(a) Amount Beneficially Owned:

After giving effect to such sales, the Reporting Persons’ beneficial ownership of Common Stock is as follows:

As of the close of business on October 18, 2016, the Reporting Person, beneficially owns 115,243 shares of the Issuer’s Class A Common Stock.

(b) Percent of Class:

As of the close of business on October 18, 2016, Mark DeStefano, beneficially owns 0.0012% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 90,217,046 (30,217,046 Class A Common + 60,000,000 Class B Voting Common) shares issued and outstanding, as per the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on October 4, 2016.

CUSIP No. 46607P 104	13D/A-2	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 26, 2016	By:	/s/ Mark DeStefano
Mark DeStefano
Shareholder

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